FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: VULCAN MATERIALS COMPANY
COMMISSION FILE NO. 001-33841

FILED BY VULCAN MATERIALS COMPANY PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: VULCAN MATERIALS COMPANY COMMISSION FILE NO. 001-33841 Why Vulcan Has Rejected Martin Marietta’s Proposal January 2012 We provide the basic materials for the infrastructure investments needed to strengthen the American economy

Why Vulcan Has Rejected Martin Marietta’s Proposals Martin Marietta’s opportunistic offer substantially undervalues Vulcan Offer seeks to exploit cyclical industry downturn and 10-year low in Vulcan’s share price Exchange ratio is significantly lower than historical levels Vulcan’s peak EBITDA of $1.3 billion is more than double Martin Marietta’s historical high Wall Street equity research analysts expect Vulcan’s 2011-2013 EBITDA growth rate to be more than double Martin Marietta’s (68% vs. 26%) Premium implied by the offer is significantly lower than recent industry transactions The offer significantly undervalues Vulcan’s aggregates reserves Martin Marietta’s offer fails to compensate Vulcan shareholders for its stronger operating leverage and asset portfolio Vulcan’s cash gross profit per ton of aggregates is 28% higher than Martin Marietta’s Vulcan’s reserves are more concentrated in higher growth markets than Martin Marietta’s Martin Marietta's offer would not enhance shareholder value A significant part of the realistic deal synergies can be, and are being, captured by Vulcan on a standalone basis Martin Marietta underestimates the costs and risks of a combination DOJ antitrust approval likely would require divestitures of key Vulcan and/or Martin Marietta assets that would further erode value Vulcan shareholders have more upside on a standalone basis Vulcan believes Martin Marietta’s offer breached two binding contracts by misusing highly sensitive, non-public information provided to Martin Marietta

 Page I. Martin Marietta’s Opportunistic Offer Substantially 4 Undervalues Vulcan II. Martin Marietta’s Offer Fails to Compensate Vulcan 12 Shareholders for its Stronger Operating Leverage and Asset Portfolio III. Martin Marietta's Offer Would Not Enhance 27 Shareholder Value IV. Conclusion 39 Agenda

Martin Marietta’s Opportunistic Offer Substantially Undervalues Vulcan

Martin Marietta’s Opportunistic Offer Substantially Undervalues Vulcan Vulcan’s stock price is near its 10-year low, and was 73% below its all-time high in 2007 on December 9, 2011 Opportunistic exchange ratio compared to historical levels between the companies - Vulcan has traded above Martin Marietta’s 0.5x exchange ratio offer for 89% of the trading days over the 10 years preceding the announcement of the offer and 78% of the trading days over the 5 years preceding the announcement of the offer¹ Exchange ratio offered doesn’t adequately compensate Vulcan shareholders for Vulcan’s superior earnings power - Vulcan generates approximately 2x Martin Marietta’s EBITDA at more normalized demand levels Equity research analysts covering the sector expect Vulcan to rebound much more strongly than Martin Marietta from the current cyclical lows Premium offered by Martin Marietta is the lowest when compared to precedent building materials transactions (1) Ending December 9, 2011.

Vulcan’s Stock Price is at a Cyclical Low Source: Bloomberg as of December 9, 2011 Martin Marietta launched its hostile offer when Vulcan stock was near 10-year low $0 $20 $40 $60 $80 $100 $120 $140 Dec - 2001 Dec - 2003 Dec - 2005 Dec - 2007 Dec - 2009 Dec - 2011

Vulcan Has Historically Outperformed Martin Marietta in Economic Recoveries Source: Datastream as of December 9, 2011. Initial date at Martin Marietta’s IPO. Martin Marietta Vulcan $0 $2,000 $4,000 $6,000 $8,000 $10,000 Feb - 1994 Feb - 1997 Jan - 2000 Jan - 2003 Dec - 2005 Dec - 2008 Dec - 2011 Indexed Total Return ($1,000 Invested on 17 - Feb - 1994)

Opportunistic Exchange Ratio Compared to Historical Levels Source: Bloomberg as of December 9, 2011. Exchange ratio defined as Vulcan share price / Martin Marietta share price. (1) Time period ending December 9, 2011. Exchange Ratio Has Declined with Construction Activity ... ...However, Exchange Ratio Has Consistently Exceeded 0.5x Through the Cycle % of the trading days where historical exchange ratio has exceeded 0.5x¹ 0.25x 0.50x 0.75x 1.00x Aug - 2007 Sep - 2008 Oct - 2009 Nov - 2010 Dec - 2011 Exchange Ratio 62.5% 77.5% 88.7% 0% 20% 40% 60% 80% 100% 3 Year 5 Year 10 Year

Proposed Exchange Ratio Doesn’t Adequately Compensate Vulcan Shareholders for Vulcan’s Superior Earnings Power Source: Company Filings. LTM = Last Twelve Months Ending September 30, 2011. Vulcan EBITDA includes Florida Rock on a pro forma basis for periods prior to 2008. Note: See Appendix for GAAP/Non-GAAP reconciliation. LTM (Ended Sept. 2011) 10-Year Annual Avg. Through 2010 Peak (2006/2007) 5-Year Annual Avg. Through 2010 Martin Marietta Vulcan EBITDA Million $ Ratio of Vulcan to Martin Marietta EBITDA 1.2x 2.3x 2.1x 1.8x

Equity Research Analysts Covering the Sector Expect Vulcan to Rebound Much More Strongly Than Martin Marietta from the Current Cyclical Lows Source: IBES median estimates as of January 3, 2012 EBITDA Projections 2011E = 100 2013 Martin Marietta Vulcan $348 $332 Martin Marietta Vulcan 2011 % Growth 2011-2013 $438 $558 26% 68% Wall Street Consensus EBITDA Estimates ($ Millions) 100 125 168 109 126 2011E 2012E 2013E

# Premium Offered by Martin Marietta is the Lowest When Compared to Precedent Building Materials Transactions



51.2%
44.9%
42.7%
38.3%
33.1%
29.2%
21.1%
9.3%
Premium Implied by Martin Marietta Offer at Announcement
Saint-Gobain / BPB Jul-05
Vulcan / Florida Rock Feb-07
CEMEX / RMC Sep-04
CEMEX / Rinker Oct-06
Lafarge / Lafarge North America Feb-06
HeidelbergCement / Hanson May-07
Holcim / Aggregate Industries Jan-05

Source: Thomson SDC. Precedent transactions include U.S. and European Heavy Building Materials acquisitions greater than $1 billion since 2002.
Note: Premium of Martin Marietta offer compared to Vulcan's price on December 9, 2011. Premiums calculated as of price 1 day prior to announcement. Comparable deals were all-cash deals, except Vulcan / Florida Rock where selling shareholders had a choice between stock and cash.

Vulcan Materials Company
Shareholder Presentation, January 2012
11

II. Martin Marietta’s Offer Fails to Compensate Vulcan Shareholders for its Stronger Operating Leverage and Asset Portfolio

Why Does Vulcan Have Superior Growth Prospects? Higher Operating Leverage and Per-ton Profitability Stronger Reserve Positions in Higher-growth States and MSAs Stronger Aggregates Price Growth 1 3 2

+232% $1,344 Prior Cyclical Highs Indicate Vulcan Has Greater Growth Potential and Higher Operating Leverage Than Martin Marietta Source: Company filings. Note: Vulcan EBITDA includes Florida Rock on a pro forma basis. 2008. See Appendix for GAAP/Non-GAAP reconciliation. * Peak for Vulcan’s EBITDA is 2006, all other peak values based on 2007. Peak* LTM Peak* LTM EBITDA $ Millions EBITDA Margin Percent of Revenue 1330 bps 820 bps +71% Vulcan Martin Marietta Peak* LTM Peak* LTM 1

Better Control of Cash Costs Enables Vulcan to Generate Higher Cash Earnings on Each Ton of Aggregates Sold than Martin Marietta 2009 2008 LTM* 2010 2009 2008 LTM* 2010 % of Sales 58% 62% 64% 66% 66% 69% 71% 42% 36% 34% 34% 31% 29% Aggregates Segment Cash Gross Profit $/Ton Aggregates Segment Cash Cost $/Ton 1 Vulcan Martin Marietta $0.87 / ton advantage OR $135 million at trailing twelve month volume levels Source: Company filings *Trailing twelve months ending September 30, 2011. 56% 44% 38% $0.69 / ton advantage

Vulcan Avg. $2.61/ton Martin Marietta Avg. $2.30/ton Vulcan’s Higher Aggregates Segment Gross Profit per Ton Provides Higher Operating Leverage and a Stronger Recovery Aggregates Segment Gross Profit $/Ton 2009 2008 LTM* 2010 % of Sales 18% 26% 22% 19% 17% Source: Company filings. Note: Average = Last 3 years + YTD September 2011. *Trailing twelve months ending September 30, 2011. Sustained gross profit leadership of $0.31 per aggregate ton during last 4 years $0.31 1 Vulcan Martin Marietta 20% 24% 30%

Vulcan Operating Working Capital Management is Superior and the Advantage Has Expanded Through the Cycle 2010 114 83 2009 123 84 2008 65 2007 64 2006 59 2005 61 2004 67 2010 2009 2008 2007 2006 2005 2004 Cash Conversion Cycle Days Working Capital % of Sales Source: Thomson Reuters Worldscope Note: Working capital is defined as the sum of average accounts receivables and average inventory less average accounts payable where average is of the previous and current years. Through the downturn cash conversion cycle advantage has expanded to 31 days versus 17 days Working capital advantage has also expanded – currently 500 basis points as a percentage of sales, resulting in an increasing cash advantage 1 27% Vulcan Martin Marietta

Vulcan is Also Better Positioned in Highest Growth MSAs Service to the Highest Growth 25 MSAs Number with Operations Present Source: Woods & Poole Economics CEDDS 2011 Notes: Shown are the highest growth 25 MSAs based on projected population growth from 2010 to 2020. “Served” is defined as having an aggregates-related facility inside of the MSA boundary. Vulcan is in 18 of the highest growth 25 MSAs, Martin Marietta is in only 9 2 Service to the Highest Growth 25 MSAs Served by VMC, not by MLM (12) Served by Both Companies (6) Served by MLM, not by VMC (3) Not Served by Either Company (4)

Vulcan’s Reserves are More Concentrated in Higher Growth Key Markets Than Martin Marietta’s Comparison of U.S. Population Growth to Location of Reserves Martin Marietta Reserves (13.6 Billion Tons) Share of U.S. Population Growth Through 2020* Vulcan Reserves (14.7 Billion Tons) Source: Moody’s Economy.com data April 2011, Company filings and analysis Note: Top five states include four of Vulcan’s top revenue states. * Growth based on absolute number of people to be added – includes District of Columbia. 2 Much larger percent of reserves in 5 states with 56% of U.S. population growth through 2020 Vulcan: 34% of reserves Martin Marietta: 24% of reserves Much lower percent of reserves in 30 states adding only 12% of U.S. population growth through 2020 Vulcan: 8% of reserves Martin Marietta: 24% of reserves 30 Lowest Growth States Top 5 states (TX, CA, FL,GA, AZ) Vulcan’s Advantage 56% 12% 34% 8% 24% 24%

Vulcan-Only Markets Have Significantly Higher Growth Rates Than Martin Marietta-Only Markets Estimated 2011 Aggregates Demand in Served Counties (Tons Millions) 1,043 335 441 Vulcan Unique Served Counties Martin Marietta Unique Served Counties Both Serve Projected Growth Through 2016 (CAGR) 11.3% 12.6% 9.0% Source: Company estimates 267 2 Overlapping markets subject to Department of Justice review have highest projected growth rates

Vulcan Has Demonstrated Higher Price Growth for Aggregates Over Time, Through Industry Cycles 4.5% Martin Marietta Industry Vulcan Long-Term Price Growth CAGR 2000-2010 Note: Martin Marietta pricing based on Company filings. Industry = Producer Price Index for Aggregates. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. See “Important Disclosure Notes—Forward Looking Statements.“ * Period starts in year of Martin Marietta’s Initial Public Offering. 3 3.9% Martin Marietta Industry Vulcan Long-Term Price Growth CAGR 1994-2010*

Vulcan Has Generated Higher Price Growth for Aggregates Through the Current Downturn, Despite a Greater Decline in Demand Industry* Martin Marietta Vulcan Recent Price Growth Index, 2006 = 100 5.2% 3.3% 4.5% CAGR Note: Martin Marietta and Vulcan pricing based on Company filings. 2011E price based on midpoint of company outlook. *Industry = Producer Price Index for Aggregates. 3

Vulcan’s Non-Aggregates Segments Should Contribute to Even Greater Earnings in a Recovery Non-Aggregates Segments Cash Gross Profit $ Millions Note: Results for 2006 pro forma to include Florida Rock. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed. See “Important Disclosure Notes—Forward Looking Statements.” $445 2006 (Peak) 2010 Potential for Significant Recovery to Peak Levels These markets are at deep trough, albeit stabilized, demand levels Additional source of margin and cash flow acceleration with even modest recovery in demand

Real Estate Holdings In Addition to Ongoing Operations, Vulcan Has Substantial Unrealized Value from Real Estate Holdings Operating Quarry After Completion of Mine Plan Significant Portfolio More than 110,000 acres owned More than 100,000 acres leased Focus on higher growth MSAs Low Cost Basis Acquired decades ago Reduced through production depletion Upside to Earnings and Cash Flows More than $300 million of proceeds generated from real estate sold in California since 1998 Over $1 billion of potential real estate value still remains to be realized in California 210+ acres in San Diego Mine plan synchronized with long-term development plan to maximize future value Expect to begin generating cash in 2017

2011 refinancing positions Vulcan’s capital structure effectively for next five years Debt maturity profile has been significantly lengthened: Maturities for 2012-2014 have been reduced to $286 million $168 million cash on hand with no borrowing on new line of credit* Financial and operational flexibility is high Limited financial covenants Substantial flexibility/capacity to monetize non-core assets Public bond indentures and line of credit include provisions that may necessitate refinancing in the event of a change in control Debt Maturity Schedule ($ Millions) Balance Sheet Has Been Constructed to Give Flexibility Through the Business Cycle Maturities (Pre-2011 Refinancings) Maturities (Current) * Line of credit is an Asset Based Lending facility: $600 million 5 year facility expiring December 2016.

Equity Analysts Have Recognized Vulcan’s Attractive Growth Potential “... the firm should be well positioned to benefit from the expected recovery, given its sustainable competitive advantages. We think Vulcan Materials has a wide economic moat, as the characteristics of aggregates markets and production methods lend themselves to more favorable pricing and operating flexibility for producers than is the case with most other commodities. Therefore, as volume recovers, in the long run we are optimistic that Vulcan can sustain price increases ahead of inflation, which should result in expanding margins and strong returns on invested capital.” (Morningstar, 22-Dec-2011) “We believe VMC is well positioned to benefit when demand re-emerges given its size, exposure to high growth/low supply areas, and geographic diversity.” (Wells Fargo, 4-Nov-2011) “Coast-to-coast footprint well positioned to capture higher share of growing population... VMC’s coast-to-coast presence across 21 states is strategically located in areas where high population growth will require increasing amounts of aggregates to meet future construction needs, primarily in its Gulf Coast and Southeast regions.” (KeyBanc, 29-Aug-2011) “The states in which VMC operates are projected to account for 78% of the total population growth in the US between 2011 and 2020. Additionally, VMC’s top 10 revenue-producing states are projected to account for 66% of population growth in the US during the same period.” (RBC Capital Markets, 13-Jul-2011) “According to Census Bureau data, over the last 2 decades, population growth in VMC's 10 largest states by revenue was almost 40% greater than the US average and twice the rate of the “other 40”. More importantly, based on the Census Bureau’s forecasts, almost three-quarters of US population growth over the next 2 decades will occur in VMC's top 10 states” (Susquehanna, 15-Nov-2010) Note: See Important Disclosure Notes—Additional Information.

III. Martin Marietta’s Offer Would Not Enhance Shareholder Value

Costs and Benefits of the Transaction Synergies asserted by Martin Marietta are high compared to precedent transactions in the sector CFOs jointly identified $125-150 million in savings Significant part of these savings being achieved by Vulcan without risks and costs associated with business combination Since early 2011, Vulcan has initiated actions to lower its overhead expenses by more than $50 million Vulcan has extensive experience with DOJ review of acquisitions Overlapping markets subject to DOJ review have highest projected growth rates Martin Marietta’s offer fails to account for potential value lost through: Divesting significant number of assets at below intrinsic value High cash tax costs given low basis Quarry sites at risk include some of the best-performing locations The transaction is not value-enhancing Unrealistic Synergies Excessive Antitrust Risk Conclusion

Vulcan Will Have Reduced SAG Expense by Over $100 Million Through 2012 2011* 2010 2012 Annual Run Rate -$118 2009 2008 2007 2,456 2,300 2,186 1,699 1,487 1,280 SAG Headcount 2012E Notes: SAG is selling, general & administrative expenses. Data for 2007 is pro forma to include Florida Rock for full year. 2009 and 2010 include $5.6 million and $9.2 million respectively of non-cash real estate donations. 2012 Annual Run Rate is pro forma 2012 assuming full implementation of the SAG organizational structure approved by the Board of Directors December 9, 2011. $41 million in severance expense incurred from 2008 to 2011. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. Timing and extent of any economic recovery remains uncertain. See “Important Disclosure Notes—Forward Looking Statements.” *Trailing twelve months ending September 30, 2011. 48% Reduction in SAG Headcount SAG Expense $ Millions Since early 2011, Vulcan has initiated actions to lower its overhead expenses by more than $50 million, making implied synergies referable to the transaction lower than the $125-$150 million of synergies previously discussed

Vulcan Has Reduced SAG Expenses More Than Martin Marietta During the Cyclical Downturn Note: SAG is selling, general & administrative expenses. 2012 Annual Run Rate Is pro forma 2012 assuming full implementation of the SAG organizational structure approved by the Board of Directors on December 9, 2011. For comparison purposes, Vulcan’s costs are adjusted to exclude non-cash real estate contributions of $5.6 million and $9.2 million in 2009 and 2010, respectively. Data for 2007 is pro forma to include Florida Rock for full year. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. Timing and extent of any economic recovery remains uncertain. See “Important Disclosure Notes—Forward Looking Statements.” *Trailing twelve months ending September 30, 2011. Martin Marietta Vulcan SAG Trend Index, 2007 = 100

Actual Synergies Will Likely be Substantially Lower Than Martin Marietta Has Claimed The CFOs and Controllers of Vulcan and Martin Marietta jointly developed an estimate of synergies: Agreed upon a rigorous bottoms-up methodology Exchanged data (pro forma regional shipments and revenues, as well as corporate and regional overhead expenses) Agreed to report $125 million to $150 million of identified cost reductions to both CEOs Elimination of redundant positions and activities at corporate center Consolidation of operating business units from both companies into five regional businesses Procurement savings from Martin Marietta by adopting Vulcan procurement practices and processes Martin Marietta to convert to new Vulcan ERP systems platform Vulcan had already begun initiatives to reduce expenses by $50 million

Vulcan Perspective on Net Synergies Purchasing Efficiencies Duplicative Operating and SG&A Functions Net Synergies Vulcan Cost Saving Initiatives Already Announced Sub-Total Vulcan Perspective $15 - $25 110 - 125 75 - 100 (50) 125 - 150 Martin Marietta Portrayal $50 - $60 150 - 190 200 - 250 - 200 - 250 $ Millions

Synergies Claimed by Martin Marietta are Higher Than in Recent Building Materials Deals Source: Wall street research, Company filings, Thomson SDC Notes: Analysis assumes $200 -$250 million of synergies claimed by Martin Marietta. Precedent transactions include U.S. and European Heavy Building Materials acquisitions greater than $1 billion since 2002. LTM sales figures as of September 30, 2011 for Vulcan, September 30, 2006 for Rinker, December 31, 2006 for Hanson, September 30, 2006 for Florida Rock, December 31, 2004 for Aggregate Industries, June 30, 2004 for RMC, March 31, 2005 for BPB, and December 31, 2005 for Lafarge North America. Announced Synergies as a % of Target LTM Revenues 8.4% 5.5% 4.5% 3.7% 2.7% 2.7% 2.0% 0.6% Martin Marietta Synergies Claim as % of Vulcan's Sales CEMEX / Rinker Oct - 06 HeidelbergCement / Hanson May - 07 Vulcan / Florida Rock Feb-07 Holcim / Aggregate Industries Jan-05 CEMEX / RMC Sep-04 Saint-Gobain / BPB Jul-05 Lafarge / Lafarge North America Feb-06 10.5% Implied Range Based on $200-$250 million of synergies

Vulcan Has Recent Experience with Large, Complex HSR Regulatory Reviews Observations and experiences from Florida Rock transaction: Department of Justice HSR reviews are focused on local market and sub-market levels, not national share “Second Request” adds considerably to the timing and complexity of reviews and is almost certain in this transaction Short timeframes are imposed on divestitures: Initially only 90 days for Florida Rock divestitures; two 30-day extensions were granted only at end of each prior period Potential buyers have significant negotiating leverage during divestiture process Assets will have to be transferred to a trustee for liquidation if not sold within mandated time frame

Based on Vulcan’s Experience, Risk of Significant Loss of Value In the Florida Rock transaction, the Department of Justice requested data from Vulcan for all acquired quarries, distribution yards and pits within 20, 40, 60, 80 and 100 mile radii of Vulcan’s locations In a combination of Vulcan and Martin Marietta, using a range of 20, 40 and 60 mile radii from Vulcan’s operations, the following are at risk of divestiture*: * Not all sites at such a radius would be required to be divested. LTM Ending 30-Sep-2011 Shipments Cash Gross Profit Radius (Miles) (mm Tons) % of Total ($ in mm) % of Total 20 34.5 24% $176.8 28% 40 55.4 39% $258.0 41% 60 72.3 51% $344.4 55%

Source: USGS and Vulcan Internal Sources Vulcan and Martin Marietta Aggregates Sites Yard or Distributor Sand & Gravel Stone Potential Site

Source: USGS and Vulcan Internal Sources Southern, Midwest, and Mid-Atlantic Sites Yard or Distributor Sand & Gravel Stone Potential Site

Martin Marietta’s Conditional Offer Imposes a High Cost of Uncertainty on Vulcan’s Shareholders Numerous Conditions to Closing, Including: Receipt of Department of Justice and other regulatory approvals Absence of proceedings or investigations seeking or reasonably likely to require divestitures of any assets Approval of Vulcan Board Approvals from Martin Marietta shareholders Martin Marietta being satisfied with the results of due diligence of Vulcan 80% Tender condition

IV. Conclusion

Martin Marietta’s Offer Does Not Adequately Compensate Vulcan Shareholders* A combination with Martin Marietta based on its hostile, low premium offer would dilute Vulcan’s growth Vulcan’s peak EBITDA of $1.3 billion is 232% above the LTM EBITDA level of $405 million, representing a very attractive growth opportunity for Vulcan shareholders on a standalone basis as the economy recovers Higher aggregates margins and increased efficiency from SAG expense reductions mean that Vulcan can exceed the historical peak profitability levels at significantly lower volume levels Martin Marietta’s slower growth profile, based on more of its reserve position concentrated in less attractive states, would reduce the upside for Vulcan shareholders Martin Marietta’s offer doesn’t compensate Vulcan shareholders for risks and costs that could be avoided on a standalone basis *Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed. Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed. See “Important Disclosure Notes—Forward Looking Statements.” Considering the costs and benefits of the transaction, Martin Marietta’s offer does not enhance shareholder value for Vulcan

Why Vulcan Has Rejected Martin Marietta’s Proposals Martin Marietta’s opportunistic offer substantially undervalues Vulcan Offer seeks to exploit cyclical industry downturn and 10-year low in Vulcan’s share price Exchange ratio is significantly lower than historical levels Vulcan’s peak EBITDA of $1.3 billion is more than double Martin Marietta’s historical high Wall Street equity research analysts expect Vulcan’s 2011-2013 EBITDA growth rate to be more than double Martin Marietta’s (68% vs. 26%) Premium implied by the offer is significantly lower than recent industry transactions The offer significantly undervalues Vulcan’s aggregates reserves Martin Marietta’s offer fails to compensate Vulcan shareholders for its stronger operating leverage and asset portfolio Vulcan’s cash gross profit per ton of aggregates is 28% higher than Martin Marietta’s Vulcan’s reserves are more concentrated in higher growth markets than Martin Marietta’s Martin Marietta's offer would not enhance shareholder value in the future A significant part of the realistic deal synergies can be, and are being, captured by Vulcan on a standalone basis Martin Marietta underestimates the costs and risks of a combination DOJ antitrust approval likely would require divestitures of key Vulcan and/or Martin Marietta assets that would further erode value Vulcan shareholders have more upside on a standalone basis Vulcan believes Martin Marietta’s offer breached two binding contracts by misusing highly sensitive, non-public information provided to Martin Marietta

Important Disclosure Notes – Forward Looking Statements This document contains forward-looking statements. Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements. Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this document. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Vulcan cautions prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the results of the streamlining actions adopted by Vulcan will differ from those anticipated; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Vulcan is not waiving any other defenses that may be available under applicable law.

Important Disclosure Notes – Additional Information ADDITIONAL INFORMATION This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com. This document contains quotes and excerpts from certain previously published third-party materials. Consent of the author(s) and publication(s) has neither been sought nor obtained. CERTAIN INFORMATION REGARDING PARTICIPANTS In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders. Any definitive proxy statement will be mailed to stockholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting. Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively. Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com or at the following web address: http://vulcanmaterials.shareholderresource.com.

Appendix

# Appendix – Vulcan Reconciliation

**Reconciliation of Non-GAAP Financial Measures**
**Amounts in millions of dollars**

Generally Accepted Accounting Principles (GAAP) does not define "cash gross profit" and "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)." Thus, they should not be considered as an alternative to net cash provided by operating activities or any other liquidity or earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources. Reconciliations of these metrics to their nearest GAAP measures are presented below:

**Cash gross profit**
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

**EBITDA**
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

| | LTM | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net cash provided by operating activities | 196.6 | 202.7 | 453.0 | 435.2 | 708.1 | 579.3 | 473.2 | 580.6 | 519.0 | 458.0 | 512.1 | 426.8 | 422.0 | 361.7 | 342.1 | 339.8 | 265.8 | 207.3 | 192.1 | 200.4 |
| Changes in operating assets and liabilities before initial effects of business acquisitions and dispositions | 5.3 | (20.0) | (90.3) | 85.2 | (29.6) | 98.6 | 111.2 | (103.1) | (47.0) | 7.1 | (14.2) | 16.3 | 18.9 | 16.4 | 3.3 | 27.9 | 2.9 | 3.1 | (2.1) | (8.2) |
| Other items, net | 74.8 | 102.9 | 62.2 | (130.4) | 43.9 | 18.7 | 27.0 | 22.5 | (60.9) | (90.0) | (58.0) | (40.6) | (35.4) | (25.6) | (45.7) | (94.5) | (23.5) | (33.1) | (22.4) | (13.8) |
| Discontinued operations, net of tax | (5.5) | (6.0) | (11.7) | 2.4 | 12.2 | 10.0 | (44.9) | (26.2) | 23.7 | 42.8 | 8.8 | 4.2 | (22.2) | (49.0) | (51.5) | (62.7) | (56.8) | 0.9 | (11.3) | (35.4) |
| Cumulative effect of accounting change | - | - | - | - | - | - | - | - | 18.8 | 20.5 | - | - | - | - | - | - | - | - | - | (3.0) |
| Income tax expense | (76.1) | (89.7) | (37.8) | 71.7 | 204.4 | 223.3 | 136.6 | 114.9 | 97.6 | 96.0 | 108.4 | 99.3 | 102.0 | 90.2 | 60.5 | 57.7 | 55.1 | 48.5 | 26.5 | 18.3 |
| Interest expense, net | 210.0 | 180.7 | 173.0 | 169.7 | 41.6 | 20.1 | 20.5 | 34.6 | 49.6 | 51.2 | 57.0 | 49.1 | 47.8 | 0.6 | 3.4 | 5.3 | 9.8 | 8.5 | 7.9 | 7.9 |
| EBITDA | 405.1 | 370.6 | 548.4 | 633.8 | 980.6 | 950.0 | 723.6 | 623.3 | 600.8 | 585.6 | 614.1 | 555.1 | 533.1 | 394.3 | 312.1 | 273.5 | 253.3 | 235.2 | 190.7 | 166.2 |
| Adjustment - Goodwill Impairment | - | - | - | 252.7 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Adjusted EBITDA | 405.1 | 370.6 | 548.4 | 886.5 | 980.6 | 950.0 | 723.6 | 623.3 | 600.8 | 585.6 | 614.1 | 555.1 | 533.1 | 394.3 | 312.1 | 273.5 | 253.3 | 235.2 | 190.7 | 166.2 |
| Florida Rock EBITDA | - | - | - | - | 221.1 | 394.1 | 322.2 | 237.0 | 188.0 | 165.4 | 162.6 | 138.3 | 111.7 | 101.3 | 85.3 | 75.7 | 65.5 | 57.4 | 41.8 | 31.6 |
| Pro Forma EBITDA | 405.1 | 370.6 | 548.4 | 886.5 | 1,201.7 | 1,344.1 | 1,045.8 | 860.3 | 788.8 | 751.0 | 776.7 | 693.4 | 644.8 | 495.6 | 397.4 | 349.2 | 318.8 | 292.6 | 232.5 | 197.8 |
| Net earnings (loss) | (89.9) | (96.5) | 30.3 | 0.9 | 450.9 | 470.2 | 389.0 | 288.7 | 195.0 | 169.9 | 222.7 | 219.9 | 239.7 | 255.9 | 209.2 | 188.6 | 166.2 | 98.0 | 88.2 | 94.0 |
| Provision (benefit) for income taxes | (76.1) | (89.7) | (37.8) | 71.7 | 204.4 | 223.3 | 136.6 | 114.9 | 97.6 | 96.0 | 108.4 | 99.3 | 102.0 | 90.2 | 60.5 | 57.7 | 55.1 | 48.5 | 26.5 | 18.3 |
| Interest expense, net | 210.0 | 180.7 | 173.0 | 169.7 | 41.6 | 20.1 | 20.5 | 34.6 | 49.6 | 51.2 | 57.0 | 49.1 | 47.8 | 0.6 | 3.4 | 5.3 | 9.8 | 8.5 | 7.9 | 7.9 |
| Discontinued operations, net of tax | (5.5) | (6.0) | (11.7) | 2.4 | 12.2 | 10.0 | (44.9) | (26.2) | 23.7 | 42.8 | 8.8 | 4.2 | (22.2) | (49.0) | (51.5) | (62.7) | (56.8) | 0.9 | (11.3) | (35.4) |
| Cumulative effect of accounting change | - | - | - | - | - | - | - | - | 18.8 | 20.5 | - | - | - | - | - | - | - | - | - | (3.0) |
| EBIT | 38.5 | (11.5) | 153.8 | 244.7 | 709.1 | 723.6 | 501.2 | 412.0 | 384.7 | 380.4 | 396.9 | 372.5 | 367.3 | 297.7 | 221.6 | 188.9 | 174.3 | 155.9 | 111.3 | 81.8 |
| Plus: Depr., depl., accretion and amort. | 366.6 | 382.1 | 394.6 | 389.1 | 271.5 | 226.4 | 222.4 | 211.3 | 216.1 | 205.2 | 217.2 | 182.6 | 165.8 | 96.6 | 90.5 | 84.6 | 79.0 | 79.3 | 79.4 | 84.4 |
| EBITDA | 405.1 | 370.6 | 548.4 | 633.8 | 980.6 | 950.0 | 723.6 | 623.3 | 600.8 | 585.6 | 614.1 | 555.1 | 533.1 | 394.3 | 312.1 | 273.5 | 253.3 | 235.2 | 190.7 | 166.2 |
| Adjustment - Goodwill Impairment | - | - | - | 252.7 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Adjusted EBITDA | 405.1 | 370.6 | 548.4 | 886.5 | 980.6 | 950.0 | 723.6 | 623.3 | 600.8 | 585.6 | 614.1 | 555.1 | 533.1 | 394.3 | 312.1 | 273.5 | 253.3 | 235.2 | 190.7 | 166.2 |
| Florida Rock EBITDA | - | - | - | - | 221.1 | 394.1 | 322.2 | 237.0 | 188.0 | 165.4 | 162.6 | 138.3 | 111.7 | 101.3 | 85.3 | 75.7 | 65.5 | 57.4 | 41.8 | 31.6 |
| Pro Forma EBITDA | 405.1 | 370.6 | 548.4 | 886.5 | 1,201.7 | 1,344.1 | 1,045.8 | 860.3 | 788.8 | 751.0 | 776.7 | 693.4 | 644.8 | 495.6 | 397.4 | 349.2 | 318.8 | 292.6 | 232.5 | 197.8 |

| | LTM | 2010 | 2009 | 2008 | 2007* | 2006* | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Aggregates Segment Cash Gross Profit** | | | | | | | | | | | | | | | | | | | | |
| Aggregates Segment Gross Profit | 284.7 | 320.2 | 393.3 | 657.6 | | | | | | | | | | | | | | | | |
| Agg. Depr., depl., accretion and amort. | 281.9 | 293.0 | 312.2 | 310.8 | | | | | | | | | | | | | | | | |
| Aggregates Segment Cash Gross Profit | 566.6 | 613.2 | 705.5 | 968.4 | 1,238.2 | 1,199.0 | | | | | | | | | | | | | | |
| Aggregates Tons | 142.1 | 147.6 | 150.9 | 204.3 | | | | | | | | | | | | | | | | |
| Aggregates Segment Cash Gross Profit Per Ton | 3.98 | 4.14 | 4.68 | 4.74 | | | | | | | | | | | | | | | | |
| Cash Gross Profit, All Other Segments | 55.4 | 63.7 | 130.2 | 167.7 | 359.3 | 444.7 | | | | | | | | | | | | | | |
| **Total Cash Gross Profit** | | | | | | | | | | | | | | | | | | | | |
| Gross Profit | 260.2 | 300.7 | 446.0 | 749.7 | | | | | | | | | | | | | | | | |
| Plus: Seg. D,D & A | 361.8 | 376.2 | 389.7 | 386.4 | | | | | | | | | | | | | | | | |
| Cash Gross Profit | 622.0 | 676.9 | 835.7 | 1,136.1 | 1,597.5 | 1,643.7 | | | | | | | | | | | | | | |
| **Selling, Admin. & General** | | | | | | | | | | | | | | | | | | | | |
| Selling, Admin. & General, as reported | 301.4 | 327.5 | 321.6 | 342.6 | 289.6 | | | | | | | | | | | | | | | |
| FRK pro forma | - | | | | 84.5 | | | | | | | | | | | | | | | |
| Total | 301.4 | 327.5 | 321.6 | 342.6 | 374.1 | | | | | | | | | | | | | | | |
| Real estate contribution | | (9.2) | (5.6) | | | | | | | | | | | | | | | | | |
| R&D (MLM excl. R&D) | (1.3) | (1.6) | (1.5) | (1.5) | (1.6) | | | | | | | | | | | | | | | |
| Adjusted Selling, Admin. & General | 300.1 | 316.7 | 314.5 | 341.1 | 372.5 | | | | | | | | | | | | | | | |

* 2006 and 2007 cash gross profit is pro forma to include pre-acquisition FRK cash gross profit

Vulcan Materials Company

Shareholder Presentation, January 2012

45

# Appendix – Martin Marietta Reconciliation

**Reconciliation of Non-GAAP Financial Measures**
**Amounts in millions of dollars**

Generally Accepted Accounting Principles (GAAP) does not define "cash gross profit" and "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)." Thus, they should not be considered as an alternative to net cash provided by operating activities or any other liquidity or earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources. Reconciliations of these metrics to their nearest GAAP measures are presented below:

**Cash gross profit**
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

**EBITDA**
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

| | LTM | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Consolidated Net Earnings | 83.7 | 98.7 | 88.2 | 179.8 | 263.3 | 245.4 | 192.7 | 129.2 | 93.6 | 86.3 | 105.4 | 112.0 |
| Provision for Income Taxes | 22.7 | 29.2 | 27.4 | 72.1 | 115.4 | 106.7 | 74.2 | 57.7 | 46.9 | 32.2 | 51.5 | 56.8 |
| Interest Expense | 62.2 | 68.5 | 73.5 | 74.3 | 60.9 | 40.4 | 42.6 | 42.7 | 42.6 | 44.0 | 46.8 | 41.9 |
| Discontinued Operations, Net of Tax | (0.2) | (0.2) | (0.3) | (4.7) | (2.1) | (2.0) | 5.8 | 1.1 | 8.9 | (7.0) | (4.4) | - |
| Accounting Change | | | | | | | | | 6.9 | 11.5 | | |
| EBIT | 168.4 | 196.2 | 188.7 | 321.4 | 437.5 | 390.5 | 315.3 | 230.7 | 198.9 | 167.0 | 199.3 | 210.7 |
| D&A | 175.3 | 181.5 | 179.4 | 171.1 | 150.3 | 141.4 | 138.3 | 132.9 | 139.6 | 138.7 | 154.6 | 136.4 |
| EBITDA | 343.7 | 377.7 | 368.1 | 492.6 | 587.8 | 531.9 | 453.5 | 363.5 | 338.5 | 305.7 | 354.0 | 347.1 |

| | LTM | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Aggregates Segment Cash Gross Profit** | | | | | | | | | | | | |
| Aggregates Segment Gross Profit | 233.7 | 264.6 | 295.8 | 432.8 | 529.4 | 496.8 | | | | | | |
| Agg. Depr., depl., accretion and amort. | 157.7 | 163.9 | 160.3 | 149.3 | 131.6 | 122.6 | | | | | | |
| Aggregates Segment Cash Gross Profit | 391.3 | 428.4 | 456.0 | 582.1 | 661.0 | 619.4 | | | | | | |
| Aggregates Tons | 126.0 | 130.0 | 123.4 | 159.4 | 182.3 | 198.5 | | | | | | |
| Aggregates Segment Cash Gross Profit Per Ton | 3.11 | 3.30 | 3.70 | 3.65 | 3.63 | 3.12 | | | | | | |
| **Total Cash Gross Profit** | | | | | | | | | | | | |
| Gross Profit | 299.9 | 322.0 | 337.7 | 470.5 | 568.2 | 522.5 | | | | | | |
| Plus: Seg. D,D & A | 175.3 | 181.5 | 179.4 | 171.1 | 150.3 | 141.4 | | | | | | |
| Cash Gross Profit | 475.2 | 503.5 | 517.1 | 641.6 | 718.5 | 664.0 | | | | | | |

Vulcan Materials Company
Shareholder Presentation, January 2012
46